UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2018

LITTELFUSE, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-20388	36-3795742
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8755 W. Higgins Road, Suite 500, Chicago, IL	60631
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (773) 628-1000

  N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

                Emerging growth company ☐

 If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01              Other Events.

On January 4, 2018, Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) issued a joint press release announcing the election deadline of January 12, 2018 by which IXYS stockholders of record may elect to receive cash, shares of Littelfuse common stock or both as merger consideration pursuant to the Agreement and Plan of Merger, dated as of August 25, 2017, amended as of December 4, 2017, by and among Littelfuse, IXYS, Iron Merger Co., Inc. and IXYS Merger Co., LLC (the “Merger Agreement”).  The press release also announced that the parties expect to close the transaction on January 17, 2018, subject to the satisfaction of the conditions of the Merger Agreement, including the adoption of the Merger Agreement by IXYS stockholders.  The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This filing contains forward-looking statements, which address a variety of subjects including, for example, the expected timing of the closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”).  Statements that are not historical facts, including statements about Littelfuse and IXYS beliefs, plans and expectations, are forward-looking statements.  Such statements are based on current expectations of Littelfuse and IXYS management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay.  For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse and IXYS filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of the most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K of each of Littelfuse and IXYS.  Forward-looking statements represent management’s current expectations and are inherently uncertain.  Except as required by law, neither Littelfuse nor IXYS undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Other Information

In connection with the proposed transaction, Littelfuse and IXYS have filed and will file relevant information with the SEC.  Littelfuse has filed with the SEC a registration statement on Form S-4 (Registration No. 333-221147) (the “registration statement”) containing a proxy statement of IXYS that also constitutes a prospectus of Littelfuse (the “proxy statement/prospectus”).  INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND THE PROPOSED TRANSACTION.  A definitive proxy statement/prospectus has been sent to IXYS stockholders.

The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at Littelfuse’s website at www.littelfuse.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000.  The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, or by telephone at (408) 457-9000.

Participants in the Solicitation

IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction.

Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus.

Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in the Littelfuse Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017.

Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in the IXYS Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017.  Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01              Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
99.1	Joint Press Release, dated January 4, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release, dated January 4, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 4, 2018	LITTELFUSE, INC.

	By:	/s/ Meenal A. Sethna
Meenal A. Sethna
Executive Vice President and Chief Financial Officer